[COMPANY LETTERHEAD]

October 22, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mark Webb
Legal Branch Chief

Re:	Citizens Independent Bancorp, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed October 8, 2013
File No. 333-191004

Dear Mr. Webb:

This letter, along with Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement on Form S-1 filed by the Citizens Independent Bancorp, Inc. (“Citizens” or the “Company”) on September 5, 2013, as amended by the Amendment No.1 to Form S-1 filed by the Company on October 8, 2013 (collectively, the “Registration Statement”), together with certain Exhibits thereto, are being filed with the Securities and Exchange Commission (the “Commission”). The Registration Statement has been amended to reflect responses to the comments set forth in your letter dated October 17, 2013, relating to the Registration Statement. For your convenience, each response is preceded by the specific comment to which the response relates. Page references in the following responses refer to pages of the Amendment No. 2 as filed via EDGAR.

General

1.	Please ensure that you include a recently dated consent from your independent accountants in the pre-effective amendment.

Response. In response to this comment, we have filed a currently dated consent from our independent registered public accounting firm as Exhibit 23.1 to Amendment No. 2.

Columbus | Washington | Cleveland | Cincinnati | Akron | Houston

2.	We note your response to prior comment 1 in our letter dated October 2, 2013 and reissue the comment. The language that you point to appears to modify the grant of authority to the Board itself and not the requirement that directors own company stock in order to serve on the Board. Moreover, there appears to be a requirement of nine directors. It appears that you may need a shareholder meeting to amend the Regulations in order to carry out this offering. Please advise.

Response. Please see the revised Security Ownership of Certain Beneficial Owners and Management table on page 92 of Amendment No. 2 reflecting that on October 21, 2013, Donald P. Wood gifted one share to each of William J. Mauck, Michael Shawd and Daniel Stohs. Immediately thereafter on October 21, 2013, the Board ratified all prior actions taken by the Board with respect to the offering.

Section 2.02(A) of the Regulations state that there shall be nine directors. However, there are currently four vacancies. Vacancies are not a violation of the Regulations, rather they reflect that we have open seats on the Board. We are in the process of identifying directors to fill these vacancies. However, even after they are identified, we must receive approval of the banking regulators to appoint them (as disclosed under the captions “Regulatory Agreements” on pages 2 and 3 and “Regulatory Matters” on pages 82 and 83 of the Form S-1). Despite these vacancies, Section 2.09 of the Regulations permits the Board to act so long as a majority of the whole authorized number of directors is present, i.e. five directors, which constitutes a quorum. Further, that same Section states that the act of a majority of the directors present at a meeting where a quorum is present is the act of the Board. Thus, the ratification by the five directors on October 21, 2013 of all actions taken with respect to the offering was valid.

Risk Factors, page 9

3.	A material risk would appear to be that you are currently operating without a Board duly constituted under your organizational documents.

Response. As a result of our response to comment 2 above, we do not believe a risk factor is appropriate.

Unaudited Pro Forma Financial Information, page 26

4.	Please refer to your response to comment 10 of our October 2, 2013 letter. Had the rights offering been fully subscribed and shares issued thereunder, the number outstanding shares used to determine EPS would have increased. Please revise to reflect that increase in the pro forma income statement.

Response. In response to this comment, we have updated the Pro Forma Income Statement and Earnings per Share table on page 27 of Amendment No. 2.

Dilution, page 28

5.	We note your response to prior comment 11 in our letter dated October 2, 2013 and reissue. Please advise or revise to account for any substantial disparity between the offering price and the cost of stock purchased in the last five years by directors or officers, including your two newest officers.

Response. The directors and officers, including the two newest officers, have not purchased any Citizens stock from Citizens in the last five years.

Compensation of Employees, page 89

6.	A caption like “Compensation of Executive Officers” is more appropriate than “Compensation of Employees.” Please revise.

Response. In response to this comment, we have updated the caption on page 90 of Amendment No. 2. to “Compensation of Executive Officers”.

Security Ownership…, page 92

7.	Please disclose the security ownership of your recently appointed executive officers, Mr. Livesay and Mr. Knuchel.

Response. In response to this comment, we have updated the Security Ownership of Certain Beneficial Owners and Management table on page 92 of Amendment No. 2 to reflect that neither Mr. Livesay nor Mr. Knuchel own any shares of Citizens.

If you have any questions regarding the foregoing or need additional information, please contact me at (740) 385-8561.

Very truly yours,

/s/ Ronald R. Reed
Ronald R. Reed